The Estée Lauder Companies Inc.

767 Fifth Avenue

New York, NY 10153

February 8, 2016

Mr. John Cash

Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

RE:                           The Estée Lauder Companies Inc.

Form 10-K for the fiscal year ended June 30, 2015

Filed August 20, 2015

File No. 1-14064

Dear Mr. Cash:

This letter sets forth the response of The Estée Lauder Companies Inc. (the “Company” or “we” or “our”) to the comment of the staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated January 27, 2016.  The Company’s response set forth below corresponds to the comment as numbered in the staff’s letter.

Form 10-K for the year ended June 30, 2015

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Overview, page 24

1.              If material, please quantify the amount of foreign currency translation losses attributed to your Venezuelan operations that are included in other comprehensive income as of the latest balance sheet date.

Company Response:

As of June 30, 2015, approximately $6 million of foreign currency translation losses attributed to our Venezuelan operations are included in accumulated other comprehensive loss.  This amount represents less than 2% of the accumulated other comprehensive loss.  We do not consider these foreign currency translation losses to be material to our consolidated financial statements.

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The Company acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me by email or at (212) 572-4520.  My fax number is (212) 572-6787.

Very truly yours,

/s/ Tracey T. Travis

Tracey T. Travis
Executive Vice President and
Chief Financial Officer